Exhibit 99.1

Glory Star Announces Receipt of Non-Binding Going Private Proposal

BEIJING, China, March 14, 2022 [/PRNewswire/] -- Glory Star New Media Group Holdings Limited, (“Glory Star” or the “Company”) (Nasdaq: GSMG), a leading digital media platform and content-driven e-commerce company in China, today announced that its Board of Directors has received a preliminary non-binding proposal letter dated March 13, 2022, from Mr. Bing Zhang, founder and CEO of the Company, to acquire all of the outstanding ordinary shares of the Company not already owned by Mr. Bing Zhang for $1.27 per ordinary share in a going private transaction, (the “Proposed Transaction”), subject to certain conditions. The price represents a premium of approximately 44.3% to the closing price of the Company’s ordinary share on March 11, 2022. Mr. Bing Zhang currently beneficially owns approximately 28.9% of the Company’s outstanding ordinary shares.

According to the proposal letter, Mr. Bing Zhang will form an acquisition vehicle for the purpose of implementing the Proposed Transaction, which may admit other existing shareholders of the Company and equity investors as consortium members (the “Potential Consortium Members”) and the acquisition is intended to be financed by a combination of debt and/or equity capital from the Potential Consortium Members. A copy of the proposal letter is attached hereto as Exhibit A.

The Board intends to form a special committee consisting of independent directors to consider the Proposed Transaction. The Board of Directors cautions the Company’s shareholders and others considering trading in its securities that no decisions have been made with respect to the Company’s response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required by applicable law.

About Glory Star

Since its establishment in 2016, Glory Star has been laser focused on developing an ecosystem for its users that incorporates quality content, e-commerce, social networking, and gaming. The Company continues to integrate its cutting edge blockchain technologies, massive user base from its CHEERS ecosystem, quality content offerings, and its well-established e-commerce platform, and through the right application of 5G, AR, VR and NFT technologies to develop a metaverse boasting a wide range of “online + offline” and “virtual + reality” scenarios. Glory Star’s CHEERS Video and e-Mall platforms provide a solid foundation for it to rapidly develop different entertainment and shopping applications for the metaverse. Glory Star also provides a suite of tools for its users to facilitate the development of new content by creators. The Company is remaining at the forefront of disrupting the way new media and e-commerce is operated. For more information, please visit http://ir.gsmg.co/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Glory Star and the industry. Many important factors could cause actual future events to differ materially from the forward-looking statements in this Form 6-K, include, but is not limited to, the Company’s ability to remediate its material weakness; and various factors relating to its business, operations and financial performance. All information provided in this press release is as of the date hereof, and Glory Star undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Glory Star believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Glory Star is included in Glory Star’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For investor and media inquiries, please contact:

Investor Relations

Glory Star New Media Group Holdings Limited

Yida Ye

Email: yeyida@gsmg.co

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Exhibit A

March 13, 2022

The Board of Directors (“Board”)

Glory Star New Media Group Holdings Limited

22F, Block B, Xinhua Technology Building,

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing 100016

People’s Republic of China

Dear Sirs:

I, Mr. Bing Zhang (“Mr. Zhang”), founder and CEO of Glory Star New Media Group Holdings Limited (the “Company”), am pleased to submit this preliminary non-binding proposal (the “Proposal”) to acquire all outstanding ordinary shares of the Company that are not already beneficially owned by me and my affiliates on the principal terms and conditions described in this letter in a going private transaction (the “Transaction”). My affiliates and I beneficially own approximately 28.9% of the all the issued and outstanding ordinary shares of the Company.

I believe that the Proposal provides a very attractive opportunity to the Company’s shareholders. The Proposal represents a premium of 44.3% to the closing price of the Company’s ordinary shares on March 11, 2022. I am confident that I can consummate the Transaction as outlined in this letter.

Set forth below are the key terms of the Proposal.

1.	Buyer. I intend to form an acquisition vehicle for the purpose of implementing the Transaction. Please note that I am currently interested only in pursuing the Transaction and I am not interested in selling my shares in any other transaction involving the Company.

2.	Transaction and Purchase Price. I propose to acquire all of the outstanding ordinary shares of the Company not already beneficially owned by me and my affiliates at a purchase price equal to US$1.27 per ordinary share, as the case may be, in cash.

3.	Financing. I intend to finance the Transaction with a combination of debt and/or equity capital. Equity financing is expected to be provided in the form of rollover equity in the Company and cash contributions from me and third party sponsors. Debt financing is expected to be provided by loans from third party financial institutions. I expect definitive commitments for the required financing, subject to terms and conditions set forth therein, to be in place when the Company enters into the definitive agreements.

4.	Due Diligence. Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company. I would like to ask the Board to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of equity and debt financing subject to customary confidentiality agreement.

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5.	Process. I believe that the Transaction will provide superior value to the Company’s public shareholders. I recognize of course that the Board will evaluate the Transaction independently before it can make its determination to endorse it. Given my involvement in the Transaction, I expect that the independent members of the Board will proceed to consider the Proposal and the Transaction.

6.	Confidentiality. I will, as required by law, promptly file a Schedule 13D with the Securities and Exchange Commission to disclose this letter. I am sure you will agree, however, that it is in all of our interests to ensure that we otherwise proceed in a strictly confidential manner, unless otherwise required by law, until we have executed definitive agreements or terminated our discussions.

7.	No Binding Commitment. This Proposal is not a binding offer, agreement or agreement to make a binding offer or agreement at any point in the future. This letter is a preliminary indication of interest of mine and does not contain all matters upon which agreement must be reached in order to consummate the proposed Transaction, nor does it create any binding rights or obligations in favor of any person. The parties will be bound only upon the execution of mutually agreeable definitive documentation.

8.	Governing Law. This letter shall be governed by, and construed in accordance with, the internal laws of the State of New York.

In closing, I would like to express my commitment to bring this Transaction to a successful and timely conclusion. Should you have any questions regarding this Proposal, please do not hesitate to contact me. I look forward to hearing from you.

* * *

By: /s/ Bing Zhang

Bing Zhang

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